

November 26, 2013

Via E-Mail
Mr. David Lissy
Chief Executive Officer
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472

>Re: **Bright Horizons Family Solutions, Inc.**
>**Form 10-K for the Year Ended December 31, 2012**
>**Filed March 26, 2013**
>**Form 10-Q for the Period Ended September 30, 2013**
>**Filed November 7, 2013**
>**File No. 001-35780**

Dear Mr. Lissy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations -Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 39

1. You discuss selling, general and administrative expenses and income from operations excluding stock compensation expense. These amounts appear to represent non-GAAP measures. In your Form 10-Q for the period ended September 30, 2013, you similarly discuss selling, general and administrative expenses and income from operations exclusive of several charges. In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K. Please provide us with your proposed revised disclosures.

Item 8. Financial Statements and Supplementary Data, page 56
Notes to the Consolidated Financial Statements, page 62
Note 11. Income Taxes, page 78

> 2. In future filings, please disclose as of each balance sheet date the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently reinvest and have not currently provided for in your U.S. income taxes. Please provide us with your proposed revised disclosures. Refer to ASC 740-30-50-2.

Note 16. Segment and Geographic Information, page 88

> 3. We note your disclosure that the various service offerings included in the Full Service Center-Based Care reportable segment have similar operating characteristics and meet the criteria for aggregation under ASC 280-10-50-11. Please identify each of the operating segments in the Full Service Center-Based Care reportable segment and provide us with the analysis you performed in concluding that these operating segments could be aggregated into the same reportable segment. In doing so, please also tell us your consideration of the two distinct economic models, Profit and Loss and Cost Plus, in arriving at this conclusion.

> 4. Please disclose in future filings your domestic revenues and long-lived assets as required by ASC 280-10-50-41. The amounts related to individual foreign countries should also be disclosed, if material. Please provide us with your proposed revised disclosures.

Item 11. Executive Compensation , page 95
Equity Awards, page 98

> 5. We note the substantial option awards on May 2, 2012 as disclosed in the summary compensation table and the grant of plan-based awards table. It is unclear from your disclosure in this section how the option awards were determined. Please revise your filing to include substantive analysis and insight into how your Compensation Committee made its restricted option award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the option awards to your named executive officers and how and why those awards varied among the named executive officers. Also, it appears from your disclosure that the awards were based in part on your relatively strong performance during the economic downturn. To the extent that equity awards are based on data you have analyzed from peer companies, please identify the peer companies you use and include an analysis of where actual option awards fell relative to your peer companies.

Exhibits 31.1 and 31.2

> 6. In future filings, please confirm you will remove the certifying individual title from the first line of the Section 302 certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking
- any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining